August 31, 2021
Re:
Atour Lifestyle Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed July 12, 2021
CIK No. 0001853717

Mr. Frank Knapp
Mr. Robert Telewicz
Mr. Ronald (Ron) E. Alper
Ms. Brigitte Lippmann
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:
On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 19, 2021 on the Company’s amendment no. 2 to the registration statement on Form F-1 filed on July 12, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 3 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 3”) and certain exhibit via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.
The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in the Registration Statement Amendment No. 3 where the disclosure addressing a particular comment appears.
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Amendment No. 2 to Registration Statement on Form F-1
Cover Page
1.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3, 4, 5, 21 and 48 of the Registration Statement Amendment No. 3.
2.   In your summary of risk factors, disclose the risks that being based in and having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3, 4, 21, 47 and 48 of the Registration Statement Amendment No. 3.
3.   Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 62 and 63 of the Registration Statement Amendment No. 3.
4.   Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors.
In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 109 and 110 of the Registration Statement Amendment No. 3.
Risk Factors, page 21
5.    Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, where you acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, please clarify that these actions may not only have a material adverse effect on the trading price of your ADSs but could cause the value of such securities to significantly decline or be worthless.
In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 47 and 48 of the Registration Statement Amendment No. 3.
We may be liable for improper use or appropriation of personal information provided by our customers, page 40

6.   We note your disclosure on pages 40 – 41 describing the ways in which your business may be impacted by the uncertainties raised by greater oversight by the Cybersecurity Administration of China over data security, particularly for companies seeking to list on a foreign exchange. Please expand to explain how this oversight impacts your offering, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
The Company respectfully submits that it is currently in compliance with the regulations or policies that have been issued by the CAC to date in all material respects, and has not received any notice of and is not currently subject to any proceedings initiated by the CAC. However, there remains material regulatory uncertainty with respect to the implementation and interpretation of the relevant cybersecurity laws in China as disclosed in the Registration Statement. The Company has updated disclosures on pages 4, 5, 48, 62 and 63 accordingly.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
7.    It appears you have made significant changes to your audited financial statements. Please tell us whether these changes were subject to audit, and if so, explain to us what consideration your auditor gave to dual dating their audit opinion.
The Company respectfully advises the Staff that subsequent to the first submission of the registration statement on April 8, 2021, notes 1(b), 19(b) and 19(c) to the audited financial statements were updated to provide additional disclosures on the completion of the Restructuring and other equity transactions that occurred subsequent to April 8, 2021. Additional audit procedures were performed by the Company’s auditors in respect of these additional subsequent events and their effects on the Company’s financial statements, and their audit report was dual-dated with the later date of June 8, 2021 covering the additional procedures.
The changes to the audited financial statements after June 8, 2021 were made to address the comments from the Staff based on the review of the registration statement. These changes were in the nature of providing additional clarity to the original disclosures related to the Restructuring and other equity transactions, which were based on the same information that was known on the dates of the original audit report and were not viewed as additional subsequent events that would require further updates to the audit report date. The Company was advised by the auditors that no additional audit procedures were performed in connection with these changes to the audited financial statements.
Nevertheless, considering the significance of the additional subsequent events, the audit report has been revised to have a single date of June 8, 2021.
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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).
Thank you for your time and attention.
Yours sincerely,
/s/ Li He

Li He
cc:
Ms. Rui Zhao, Chief Financial Officer
Atour Lifestyle Holdings Limited

Allen Wang, Esq.
Latham & Watkins LLP
Kevin Huang
Linda Gu
KPMG Huazhen LLP